FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This announcement amends and replaces the earlier announcement made on 30 March 2015, which contained an incorrect callable date of the Perpetual Subordinated Contingent Convertible Securities. The correct callable date in the second paragraph of the announcement should read March 2025 (not September 2025) and every five years thereafter. The revised announcement with the correct callable date is set out below:

1 April 2015

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

Reference is made to the announcement dated 24 March 2015 (the 'Announcement') made by HSBC Holdings plc (the 'Company'). Unless otherwise defined in this announcement, capitalised terms used herein shall have the same meanings given to them in the Announcement.

The Company is pleased to announce that all of the conditions precedent under the Securities Terms Agreement have been satisfied (or where permitted, waived) and US$2,450,000,000 6.375% Perpetual Subordinated Contingent Convertible Securities (Callable March 2025 and Every Five Years Thereafter) (ISIN US404280AT69) (the 'Securities') were issued on 30 March 2015 in accordance with the terms of such agreements. The Securities included US$200,000,000 aggregate principal amount of Over-allotment Securities, which were issued pursuant to the exercise of the Underwriters' over-allotment option.

Application has been made for the Securities to be admitted to listing on the Official List of the Irish Stock Exchange and to trading on its Global Exchange Market.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered in England: number 617987

Investor enquiries to:
UK	Hong Kong	USA
+44 (0)20 7991 3643	+852 2822 4908	+1 224 880 8008

Media enquiries to:
Heidi Ashley	+44 (0)20 7992 2045	heidi.ashley@hsbc.com
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk

Disclaimer
This announcement does not constitute an offer of any securities for sale. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the United States. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors. In particular, in August 2014, the United Kingdom Financial Conduct Authority (the 'FCA') published the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 which took effect on 1 October 2014 through rules set out in the FCA's Conduct of Business Sourcebook ('COBS') at COBS 22. Under the rules set out in COBS 22, certain contingent write-down or convertible securities, such as the Securities, must not be sold to retail clients in the EEA and nothing may be done that would or might result in the buying of such securities or the holding of a beneficial interest in such securities by a retail client in the EEA (in each case within the meaning of COBS 22), other than in accordance with the limited exemptions set out in COBS 22.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

Notes to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,634bn at 31 December 2014, HSBC is one of the world's largest banking and financial services organisations.

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 01 April 2015